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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013.

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: September 6, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Notice Regarding Several Media Reports

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NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

September 6, 2013

Notice Regarding Several Media Reports

We have become aware of certain media reports speculating about NTT DOCOMO’s future handset offerings. The company has not made any announcements or decisions and does not comment on market rumors.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111